SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2009

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: June 11, 2009	By:	Signed:	May H. Leong

		Name:	May H. Leong
		Title:	Assistant Corporate Secretary

Canadian Pacific Announces Final Results of Tender Offer for Debt Securities
June 11, 2009
Calgary, Alberta
Canadian Pacific Railway Limited (TSX/NYSE: CP) today announced the purchase by its wholly-owned subsidiary, Canadian Pacific Railway Company, of US$475 million aggregate principal amount of debt securities pursuant to its previously announced tender offer, which expired as of 12:00 midnight, New York City time, on June 10, 2009.
The table below identifies the principal amount of each series of securities validly tendered in the tender offer and the principal amount that CP has accepted for purchase under the terms of the Offer to Purchase as well as the applicable proration factors. The amounts of each series of securities purchased in the tender offer were determined based on the aggregate principal amount of each series of securities validly tendered and not validly withdrawn on or before the expiration date, in accordance with the priorities and maximum tender amounts of each series of debt securities identified in the “Acceptance Priority Level and Maximum Tender Amount” column in the table below and subject to the maximum tender offer amount of US$475 million. The principal amount tendered of each series of securities subject to the tender offer exceeded the respective principal amounts being accepted for purchase pursuant to the Offer to Purchase, therefore purchases of tendered securities of each series of securities will be subject to proration by the factor identified in the “Proration Factor” column in the table below.
The consideration for the securities accepted for purchase as set forth in the Offer to Purchase, plus accrued and unpaid interest, will be paid by CP today to The Depository Trust Company, which will allocate such funds to the holders entitled thereto. Securities that have been tendered but not accepted for purchase will be promptly returned to the tendering parties.
The following table identifies the principal amount of each series of securities validly tendered in the tender offer and the principal amount that CP has accepted for purchase under the terms of the offer to purchase.
NOTES SUBJECT TO THE TENDER OFFER
The following table provides the estimated aggregate principal amount validly tendered and not validly withdrawn for each series of debt securities subject to the tender offer as of 12:00 midnight, New York City time, on June 10, 2009.

		Acceptance Priority	Maximum	Principal	Principal
CUSIP		Level and Maximum	Tender	Amount	Amount	Proration
Number	Title of Security	Tender Amount	Amount	Tendered	Accepted	Factor

13645RAC8	6.250% Notes due October 15, 2011	1	US$400,000,000	US$154,250,000	US$154,250,000	N/A
13645RAG9	5.750% Notes due May 15, 2013	2	US$400,000,000	US$298,580,000	US$298,580,000	N/A
13645RAH7	6.500% Notes due May 15, 2018	3	US$75,000,000	US$93,138,000	US$22,170,000	0.23846
This press release is neither an offer to purchase, nor a solicitation for acceptance of the tender offer. CP is making the tender offer only by, and pursuant to the terms of, the Offer to Purchase and the related Letter of Transmittal, as amended by this press release.
The complete terms and conditions of the tender offer are set forth in the Offer to Purchase and Letter of Transmittal, as amended by the press release issued by CP on May 28, 2009 and by this press release. Holders are urged to read the tender offer documents carefully. Copies of the Offer to Purchase and Letter of Transmittal may be obtained from the Information Agent for the Offer, Global Bondholder Services Corporation, at (866) 470-3900 (US toll-free) and (212) 430-3774 (collect).
J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated are the Dealer Managers for the tender offer. Questions regarding the tender offer may be directed to J.P. Morgan Securities Inc., Liability Management Group at (866) 834-4666 (toll-free) and (212) 834-4802 (collect) or to Morgan Stanley & Co. Incorporated at 800-624-1808 (toll free) or (212) 761-5384 (collect).
About Canadian Pacific
Canadian Pacific, through the ingenuity of its employees located across Canada and in the United States, intends to be the safest, most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 900 communities where we operate. Canadian Pacific is proud to be the official rail freight services provider for the Vancouver 2010 Olympic and Paralympic Winter Games.
Media Contact:
Leslie Pidcock
Canadian Pacific
Tel.: (403) 319-6878
e-mail: leslie_pidcock@cpr.ca
Investment Community:
Janet Weiss
Canadian Pacific
Tel.: (403) 319-3591
e-mail: investor@cpr.ca